Exhibit 99.1

# News Release

Media Contacts:     Doug Kline
                    Sempra Energy
                    (877) 866-2066
                    www.sempra.com

Analysts Contacts:     Dennis Arriola/Karen Sedgwick
                       Sempra Energy
                       (877) 736-7727

# SEMPRA ENERGY REPORTS RECORD 2003 EARNINGS

- **Net Income Increases 10 Percent to $649 Million in 2003**
- **Earnings Per Share Rise 6 Percent to $3.03 in 2003**

SAN DIEGO, Feb. 24, 2004 -- Sempra Energy (NYSE:  SRE) today reported 2003 earnings of $649 million, or $3.03 per diluted share, up 6 percent per share over 2002 earnings of $591 million, or $2.87 per share.  Excluding unusual items in both years, earnings per share increased to $2.93 from $2.73 in 2002.

For the fourth quarter 2003, Sempra Energy reported earnings of $234 million, or $1.03 per share, up 43 percent per share over fourth-quarter 2002 earnings of $148 million, or $0.72 per share.  Excluding unusual items, fourth-quarter 2003 earnings were $160 million, up 9 percent from $147 million in the fourth quarter 2002.

Unusual items affecting the company's fourth-quarter results included a benefit of $118 million due to favorable tax settlements with the Internal Revenue Service (IRS). The adoption of FASB Interpretation No. 46, addressing the consolidation of variable interest entities, reduced Sempra Energy's fourth-quarter 2003 earnings by $17 million. The company also recorded a $21 million impairment charge related to its investment in Atlantic Electric & Gas, a U.K.-based retail energy marketer, and a $6 million charge for litigation costs related to the California energy crisis of 2000 to 2001.

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A detailed reconciliation of earnings and all unusual items in the fourth quarter and full year 2003 and 2002 follows (Table F) and is available on the company's Web site, www.sempra.com.

"We achieved record financial results for Sempra Energy in 2003 and enhanced our already strong balance sheet," said Stephen L. Baum, chairman, president and chief executive officer of Sempra Energy. "Since the company was formed in 1998, we have been successful in growing our earnings per share by an average of nearly 20 percent annually.

"We expect continued solid earnings performance from our two California utilities and are moving toward the successful resolution of their respective rate cases. Earnings from our Sempra Energy Global Enterprises energy-infrastructure and risk-management businesses increased about 30 percent in 2003 from 2002, excluding unusual items. We continue to make progress in our liquefied natural gas (LNG) import business. We expect to bring online by 2007 the first two new LNG receipt terminals in North America in more than two decades."

Sempra Energy's 2003 revenues were $7.9 billion, compared with 2002 revenues of $6 billion. The rise in revenues was due primarily to growing power deliveries by Sempra Energy Resources and higher commodity prices at the California utilities. Sempra Energy's fourth-quarter 2003 revenues were $2.1 billion, up from $1.7 billion in the year-earlier period.

**SUBSIDIARY OPERATING RESULTS**

**San Diego Gas & Electric**

Net income for San Diego Gas & Electric (SDG&E) rose to $334 million in 2003 from $203 million in 2002, primarily due to the favorable resolution of income-tax issues in the fourth quarter. Fourth-quarter 2003 net income for SDG&E more than doubled to $128 million from $53 million during the same period in 2002. SDG&E's fourth-quarter net income included $79 million from the tax settlement.

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SDG&E's 2003 results also reflected a previously reported $65 million after-tax gain for a litigation settlement with the California Public Utilities Commission (CPUC). This was offset by an after-tax charge of $11 million for litigation costs. SDG&E's 2002 net income included a one-time gain of $25 million related to other income-tax settlements.

**Southern California Gas Co.**

Southern California Gas Co. (SoCalGas) earned $209 million in 2003, compared with $212 million in 2002. Fourth-quarter 2003 net income for SoCalGas increased to $61 million from $45 million in the fourth quarter 2002. SoCalGas' fourth-quarter net income included $29 million from the tax settlement with the IRS.

SoCalGas' 2003 results included a $32 million reduction to net income related to litigation costs and a one-time charge related to a sublease.

On Dec. 19, 2003, SoCalGas filed an all-party settlement and SDG&E, a multi-party settlement, of their rate cases with the CPUC. The CPUC is expected to issue rulings in the cases later this year.

**Sempra Energy Trading**

Sempra Energy Trading's net income in 2003 was $98 million, compared with $126 million in 2002.

In the fourth quarter 2003, Sempra Energy Trading earned $59 million, up from $53 million in the year-earlier period, which included a $14 million extraordinary gain from the acquisition of the metals business. The increase was due primarily to strong results in the company's crude oil, petroleum products and metals trading.

Results in 2003 included a $28 million negative cumulative-effect adjustment in the first quarter related to the adoption of EITF 02-3, an accounting principle that eliminated mark-to-market accounting for certain commodity trading assets and liabilities, delaying revenue recognition.

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**Sempra Energy Resources**

Sempra Energy Resources' net income in 2003 rose to $94 million from $60 million in 2002. Fourth-quarter 2003 net income for Sempra Energy Resources was $46 million, compared with break-even results in 2002. Fourth-quarter 2003 results included a $9 million one-time positive adjustment related to the adoption of FASB Interpretation No. 46.

The rise in net income for Sempra Energy Resources for both the fourth quarter and full year 2003 was due primarily to increased power deliveries under the company's long-term supply contract with the California Department of Water Resources. In 2003, Sempra Energy Resources brought online new power plants near Bakersfield, Calif., Mexicali, Mexico, and Phoenix, Ariz., totaling 2,125 megawatts.

**Sempra Energy International**

Net income for Sempra Energy International in 2003 was $1 million, versus $26 million in 2002. Results for 2003 included a charge of $50 million in the third quarter related to the impairment of assets of Frontier Energy, a North Carolina-based gas utility subsidiary.

In the fourth quarter 2003, Sempra Energy International earned $8 million, compared with a $4 million loss in the year-earlier period.

Absent the third-quarter charge in 2003, Sempra Energy International's results for the year and quarter improved, primarily due to a full year of earnings contribution from the Gasoducto Bajanorte gas pipeline in Baja California, Mexico, which began operations in late 2002, and increased earnings from the company's utility interest in Chile.

**Sempra Energy LNG**

On Dec. 22, 2003, Sempra Energy LNG and Shell International Gas Limited announced their intention to form a 50/50 joint venture to build, own and operate the Energía Costa Azul LNG receipt terminal in Baja California. The proposed joint venture will combine the two separate Baja California receipt terminals proposed by Shell and

Sempra Energy LNG into a single project.  Ground-breaking for the project remains on schedule for later this year with operational start-up planned for 2007.

On Dec. 18, 2003, Sempra Energy LNG announced a preliminary agreement with BPMiGas and British Petroleum for the supply of 500 million cubic feet per day of natural gas from Indonesia's Tangguh LNG liquefaction facility to Sempra Energy LNG's receipt terminal in Baja California.

Permitting of Sempra Energy LNG's Cameron LNG receipt terminal in Louisiana is complete and construction is scheduled to begin later this year, with operations planned for 2007.

**Sempra Energy Solutions**

Sempra Energy Solutions earned $16 million in 2003, compared with $21 million in 2002.  In the fourth quarter 2003, the company earned $9 million, compared with $10 million in the same quarter in 2002.

**2004 Earnings Outlook**

Sempra Energy updated its 2004 earnings-per-share guidance to $2.70 to $2.90 and announced a capital budget of $1.1 billion for 2004.

**Internet Broadcast**

Sempra Energy will broadcast a live discussion of its earnings results over the Internet today at 1 p.m. Eastern Time with senior management of Sempra Energy.  Access is available by logging onto the Web site at www.sempra.com.  For those unable to log onto the live Webcast, the teleconference will be available on replay a few hours after its conclusion by dialing (800) 642-1687 and entering passcode number 5379882.

Sempra Energy, based in San Diego, is a Fortune 500 energy services holding company with 2003 revenues of approximately $8 billion.  The Sempra Energy companies' nearly 13,000 employees serve more than 9 million customers in the United

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States, Europe, Canada, Mexico, South America and Asia.

###

*This press release contains statements that are not historical fact and constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. When the company uses words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "would," "should" or similar expressions, or when the company discusses its strategy or plans, the company is making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future results may differ materially from those expressed in the forward-looking statements. Forward-looking statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others: national, international, regional and local economic, competitive, political, legislative and regulatory conditions and developments; actions by the California Public Utilities Commission, the California State Legislature, the California Department of Water Resources and the Federal Energy Regulatory Commission; capital market conditions, inflation rates and interest rates; energy and trading markets, including the timing and extent of changes in commodity prices; weather conditions; business, regulatory and legal decisions; the pace of deregulation of retail natural gas and electricity delivery; the timing and success of business development efforts; and other uncertainties, all of which are difficult to predict and many of which are beyond the company's control. These risks and uncertainties are further discussed in the company's reports filed with the Securities and Exchange Commission that are available through the EDGAR system without charge at its Web site, www.sec.gov and on the company's Web site, www.sempra.com.*

*The company has included in this press release and financial tables certain financial information that does not conform to Generally Accepted Accounting Principles (GAAP). In these cases, the company has reconciled the non-GAAP financial information to a comparable GAAP-conforming financial figure. These reconciliations are included in Table F of the financial tables and available on the company's Web site, www.sempra.com.*

*Sempra Energy Solutions, Sempra Energy Trading, Sempra Energy International, Sempra Energy LNG Corp. and Sempra Energy Resources are not the same companies as the utilities, San Diego Gas & Electric and Southern California Gas Co., and are not regulated by the California Public Utilities Commission.*

# SEMPRA ENERGY
## Table A

### STATEMENTS OF CONSOLIDATED INCOME (Unaudited)

| (Dollars in millions, except per share amounts) | Three months ended December 31, 2003 | Three months ended December 31, 2002 | Years ended December 31, 2003 | Years ended December 31, 2002 |
|---|---|---|---|---|
| **Operating Revenues** | | | | |
| California utilities: | | | | |
|   Natural gas | $ 1,049 | $ 971 | $ 4,010 | $ 3,263 |
|   Electric | 419 | 320 | 1,787 | 1,282 |
| Other | 598 | 409 | 2,090 | 1,503 |
|   Total | 2,066 | 1,700 | 7,887 | 6,048 |
| **Operating Expenses** | | | | |
| California utilities: | | | | |
|   Cost of natural gas | 542 | 436 | 2,071 | 1,381 |
|   Cost of electric fuel and purchased power | 113 | 76 | 541 | 297 |
| Other cost of sales | 318 | 206 | 1,204 | 709 |
| Other operating expenses | 656 | 587 | 2,287 | 1,901 |
| Depreciation and amortization | 160 | 149 | 615 | 596 |
| Franchise fees and other taxes | 63 | 48 | 230 | 177 |
|   Total | 1,852 | 1,502 | 6,948 | 5,061 |
| **Operating Income** | 214 | 198 | 939 | 987 |
| Other income (expense) - net | (12) | 9 | 26 | 15 |
| Interest income | 74 | 11 | 104 | 42 |
| Interest expense | (85) | (74) | (308) | (294) |
| Preferred dividends / distributions by subsidiaries | (2) | (7) | (19) | (29) |
| **Income before income taxes** | 189 | 137 | 742 | 721 |
| Income tax expense (benefit) | (62) | 3 | 47 | 146 |
| **Income before extraordinary item and cumulative effect of changes in accounting principles** | 251 | 134 | 695 | 575 |
| Extraordinary item, net of tax | - | 14 | - | 16 |
| **Income before cumulative effect of changes in accounting principles** | 251 | 148 | 695 | 591 |
| Cumulative effect of changes in accounting principle, net of tax | (17) | - | (46) | - |
| **Net Income** | $ 234 | $ 148 | $ 649 | $ 591 |
| | | | | |
| **Weighted-average number of shares outstanding (thousands) :** | | | | |
| Basic | 223,962 | 204,873 | 211,740 | 205,003 |
| Diluted | 227,214 | 205,564 | 214,482 | 206,062 |
| **Income before extraordinary item and cumulative effect of changes in accounting principles per share of common stock** | | | | |
| Basic | $ 1.12 | $ 0.65 | $ 3.29 | $ 2.80 |
| Diluted | $ 1.11 | $ 0.65 | $ 3.24 | $ 2.79 |
| **Income before cumulative effect of changes in accounting principles per share of common stock** | | | | |
| Basic | $ 1.12 | $ 0.72 | $ 3.29 | $ 2.88 |
| Diluted | $ 1.11 | $ 0.72 | $ 3.24 | $ 2.87 |
| **Net income per share of common stock** | | | | |
| Basic | $ 1.05 | $ 0.72 | $ 3.07 | $ 2.88 |
| Diluted | $ 1.03 | $ 0.72 | $ 3.03 | $ 2.87 |
| | | | | |
| **Dividends declared per share of common stock** | $ 0.25 | $ 0.25 | $ 1.00 | $ 1.00 |

# SEMPRA ENERGY
### Table B

## CONSOLIDATED BALANCE SHEETS (Unaudited)

| (Dollars in millions) | Balance at | |
|---|---|---|
| | December 31 2003 | December 31, 2002 |
| **Assets** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 432 | $ 455 |
| Short-term investments | 363 | - |
| Accounts receivable | 1,139 | 886 |
| Interest receivable | 62 | 3 |
| Due from unconsolidated affiliates | - | 80 |
| Income taxes receivable | 20 | - |
| Deferred income taxes | - | 20 |
| Trading assets | 5,250 | 5,064 |
| Regulatory assets arising from fixed-price contracts and other derivatives | 144 | 151 |
| Other regulatory assets | 89 | 75 |
| Inventories | 147 | 134 |
| Other | 240 | 142 |
| Total current assets | 7,886 | 7,010 |
| Investments and other assets: | | |
| Due from unconsolidated affiliates | 55 | 57 |
| Regulatory assets arising from fixed-price contracts and other derivatives | 650 | 812 |
| Other regulatory assets | 554 | 532 |
| Nuclear decommissioning trusts | 570 | 494 |
| Investments | 1,114 | 1,313 |
| Fixed-price contracts and other derivatives | - | 42 |
| Sundry | 706 | 664 |
| Total investments and other assets | 3,649 | 3,914 |
| Property, plant and equipment - net | 10,474 | 9,318 |
| Total assets | $ 22,009 | $ 20,242 |
| | | |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities: | | |
| Short-term debt | $ 28 | $ 570 |
| Accounts payable | 879 | 744 |
| Income taxes payable | - | 22 |
| Deferred income taxes | 123 | - |
| Trading liabilities | 4,457 | 4,094 |
| Dividends and interest payable | 136 | 133 |
| Regulatory balancing accounts - net | 424 | 578 |
| Fixed-price contracts and other derivatives | 148 | 153 |
| Current portion of long-term debt | 1,433 | 281 |
| Other | 720 | 672 |
| Total current liabilities | 8,348 | 7,247 |
| Long-term debt | 3,841 | 4,083 |
| Other liabilities: | | |
| Due to unconsolidated affiliates | 362 | 162 |
| Customer advances for construction | 89 | 91 |
| Postretirement benefits other than pension | 131 | 136 |
| Deferred income taxes | 634 | 800 |
| Deferred investment tax credits | 84 | 90 |
| Regulatory liabilities arising from cost of removal obligations | 2,238 | 2,486 |
| Regulatory liabilities arising from asset retirement obligations | 281 | - |
| Other regulatory liabilities | 108 | 121 |
| Fixed-price contracts and other derivatives | 680 | 813 |
| Asset retirement obligations | 313 | - |
| Deferred credits and other | 831 | 984 |
| Total deferred credits and other liabilities | 5,751 | 5,683 |
| Preferred stock of subsidiaries | 179 | 204 |
| Mandatorily redeemable trust preferred securities | - | 200 |
| Shareholders' equity | 3,890 | 2,825 |
| Total liabilities and shareholders' equity | $ 22,009 | $ 20,242 |

# SEMPRA ENERGY
## Table C

### CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS (Unaudited)

| | Years ended December 31, | |
|---|---|---|
| (Dollars in millions) | 2003 | 2002 |
| **Cash Flows from Operating Activities:** | | |
| Net income | $ 649 | $ 591 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Extraordinary item, net of tax | - | (16) |
| Cumulative effect of changes in accounting principles | 46 | - |
| Depreciation and amortization | 615 | 596 |
| Impairment losses | 101 | - |
| Deferred income taxes and investment tax credits | (73) | (92) |
| Other - net | 78 | 83 |
| Net changes in other working capital components | (224) | 151 |
| Changes in other assets | (66) | 87 |
| Changes in other liabilities | (5) | 40 |
| Net cash provided by operating activities | 1,121 | 1,440 |
| **Cash Flows from Investing Activities:** | | |
| Expenditures for property, plant and equipment | (1,049) | (1,214) |
| Investments and acquisitions of affiliates, net of cash acquired | (202) | (429) |
| Dividends received from unconsolidated affiliates | 72 | 11 |
| Loans to unconsolidated affiliate | (99) | (82) |
| Other - net | 25 | (14) |
| Net cash used in investing activities | (1,253) | (1,728) |
| **Cash Flows from Financing Activities:** | | |
| Common dividends paid | (207) | (205) |
| Issuances of common stock | 549 | 13 |
| Repurchases of common stock | (6) | (16) |
| Issuances of long-term debt | 900 | 1,150 |
| Payments on long-term debt | (601) | (479) |
| Decrease in short-term debt - net | (518) | (307) |
| Other - net | (8) | (18) |
| Net cash provided by financing activities | 109 | 138 |
| Decrease in cash and cash equivalents | (23) | (150) |
| Cash and cash equivalents, January 1 | 455 | 605 |
| Cash and cash equivalents, December 31 | $ 432 | $ 455 |

# SEMPRA ENERGY
## Table D

***BUSINESS UNIT EARNINGS AND CAPITAL EXPENDITURES & INVESTMENTS (Unaudited)***

| (Dollars in millions) | Three months ended December 31, 2003 | Three months ended December 31, 2002 | Years ended December 31, 2003 | Years ended December 31, 2002 |
|---|---|---|---|---|
| **Net Income** | | | | |
| California Utilities: | | | | |
| San Diego Gas & Electric | $ 128 | $ 53 | $ 334 | $ 203 |
| Southern California Gas | 61 | 45 | 209 | 212 |
| Total California Utilities | 189 | 98 | 543 | 415 |
| Global Enterprises: | | | | |
| Trading | 59 | 53 (1) | 98 | 126 (1) |
| Resources | 46 | - | 94 | 60 |
| International | 8 | (4) | 1 (2) | 26 |
| Solutions | 9 | 10 | 16 | 21 |
| Total Global Enterprises | 122 | 59 | 209 | 233 |
| Financial | 9 | 13 | 41 | 36 |
| Parent & Other | (86) | (22) | (144) | (93) |
| Consolidated Net Income | $ 234 (3) | $ 148 | $ 649 (3) | $ 591 |

(1) Includes $16 extraordinary gain associated with negative goodwill from Trading's acquisition of the base metals and concentrates businesses in 2002. $14 of the extraordinary gain was recorded in the three months ended December 31, 2002.

(2) Includes ($50) impairment of the carrying value of assets of Frontier Energy.

(3) Consolidated net income for 2003 includes ($46) for the cumulative effect of changes in accounting principles. The effects were ($28) at Trading, $9 at Resources, ($1) at Solutions and ($26) at Parent & Other. The effects at Resources and Parent & Other were recorded in the three months ended December 31, 2003, which also included the $21 impairment of the carrying value of assets of AEG at Parent & Other.

| (Dollars in millions) | Three months ended December 31, 2003 | Three months ended December 31, 2002 | Years ended December 31, 2003 | Years ended December 31, 2002 |
|---|---|---|---|---|
| **Capital Expenditures and Investments:** | | | | |
| California Utilities: | | | | |
| San Diego Gas & Electric | $ 159 | $ 126 | $ 444 | $ 400 |
| Southern California Gas | 101 | 118 | 318 | 331 |
| Total California Utilities | 260 | 244 | 762 | 731 |
| Global Enterprises: | | | | |
| Resources | 67 | 240 | 298 | 644 |
| Trading | 31 | 14 | 51 | 140 |
| International | 36 | 6 | 101 | 88 |
| Total Global Enterprises | 134 | 260 | 450 | 872 |
| Parent & Other | 11 | - | 39 | 40 |
| Consolidated Capital Expenditures and Investments | $ 405 | $ 504 | $ 1,251 | $ 1,643 |

# SEMPRA ENERGY
## Table E

*OTHER OPERATING STATISTICS (Unaudited)*

| | Three months ended December 31, | | | | Years ended December 31, | | | |
|---|---|---|---|---|---|---|---|---|
| **CALIFORNIA UTILITIES** | 2003 | | 2002 | | 2003 | | 2002 | |
| Revenues (Dollars in millions) | | | | | | | | |
| SDG&E (excludes intercompany sales) | $ | 557 | $ | 437 | $ | 2,292 | $ | 1,706 |
| SoCalGas (excludes intercompany sales) | $ | 911 | $ | 854 | $ | 3,505 | $ | 2,839 |
| Gas Sales (BCF) | | 115 | | 112 | | 394 | | 406 |
| Transportation and Exchange (BCF) | | 130 | | 130 | | 540 | | 576 |
| Total Deliveries (BCF) | | 245 | | 242 | | 934 | | 982 |
| Total Gas Customers (Thousands) | | | | | | 6,210 | | 6,127 |
| Electric Sales (Millions of kWhs) | | 3,817 | | 3,643 | | 15,040 | | 14,295 |
| Direct Access (Millions of kWhs) | | 866 | | 830 | | 3,322 | | 3,448 |
| Total Deliveries (Millions of kWhs) | | 4,683 | | 4,473 | | 18,362 | | 17,743 |
| Total Electric Customers (Thousands) | | | | | | 1,296 | | 1,278 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **RESOURCES** | | | | | | | | |
| Power Sold (Millions of kWhs) | | 3,786 | | 1,277 | | 11,288 | | 4,466 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **SOLUTIONS** | | | | | | | | |
| Revenues (Dollars in millions) | $ | 41 | $ | 51 | $ | 175 | $ | 177 |

**INTERNATIONAL**

(Represents 100% of these subsidiaries, although only the Mexican subsidiaries are 100% owned by Sempra Energy).

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| Natural Gas Sales (Bcf) | | | | | | | | |
| Argentina | | 52 | | 43 | | 236 | | 217 |
| Mexico | | 10 | | 11 | | 40 | | 48 |
| Chile | | 1 | | 1 | | 3 | | 3 |
| Natural Gas Customers (Thousands) | | | | | | | | |
| Argentina | | | | | | 1,408 | | 1,355 |
| Mexico | | | | | | 95 | | 84 |
| Chile | | | | | | 37 | | 36 |
| Electric Sales (Millions of kWhs) | | | | | | | | |
| Peru | | 1,018 | | 991 | | 4,035 | | 3,950 |
| Chile | | 474 | | 435 | | 1,845 | | 1,745 |
| Electric Customers (Thousands) | | | | | | | | |
| Peru | | | | | | 733 | | 718 |
| Chile | | | | | | 496 | | 484 |

# SEMPRA ENERGY
## Table E (Continued)

***TRADING***

| *Trading Margin (Dollars in millions)* | Three Months Ended December 31, 2003 | Three Months Ended December 31, 2002 | Years Ended December 31, 2003 | Years Ended December 31, 2002 |
|---|---|---|---|---|
| Geographical: | | | | |
| North America | $ 104 | $ 85 | $ 366 | $ 311 |
| Europe/Asia | 75 | 74 | 172 | 165 |
| Total | $ 179 | $ 159 | $ 538 | $ 476 |
| | | | | |
| Product Line: | | | | |
| Gas | $ 28 | $ 24 | $ 141 | $ 173 |
| Power | 21 | 21 | 69 | 89 |
| Oil - Crude & Products | 51 | 39 | 128 | 74 |
| Metals | 49 | 32 | 96 | 78 |
| Other | 30 | 43 | 104 | 62 |
| Total | $ 179 | $ 159 | $ 538 | $ 476 |

| *Physical Statistics* | | | | |
|---|---|---|---|---|
| Natural Gas (BCF/Day) | 12.9 | 10.5 | 13.2 | 9.9 |
| Electric (Billions of kWhs) | 99.2 | 54.3 | 312.3 | 156.6 |
| Oil & Liquid Products (Millions Bbls/Day) | 2.0 | 1.7 | 1.7 | 1.9 |

| *Net Unrealized Revenue (Dollars in millions)* | Fair Market Value December 31, 2003 | Scheduled Maturity (in months) 0 - 12 | 13 - 24 | 25 - 36 | > 36 |
|---|---|---|---|---|---|
| Sources of Over-the-Counter (OTC) Fair Value: | | | | | |
| Prices actively quoted | $ 163 | $ 84 | $ 68 | $ (14) | $ 25 |
| Prices provided by other external sources | (4) | (6) | (2) | - | 4 |
| Prices based on models and other valuation methods | 22 | 5 | 2 | - | 15 |
| Total OTC Fair Value (1) | 181 | 83 | 68 | (14) | 44 |
| | | | | | |
| Maturity of OTC Fair Value | | | | | |
| Percentage | 100.0% | 45.8% | 37.6% | -7.7% | 24.3% |
| Cumulative Percentages | | 45.8% | 83.4% | 75.7% | 100.0% |
| | | | | | |
| Exchange Contracts (2) | 88 | $ 19 | $ 57 | $ 8 | $ 4 |
| | | | | | |
| Total Net Unrealized Revenue | $ 269 | | | | |

(1) The present value of unrealized revenue to be received or (paid) from outstanding OTC contracts
(2) Cash received associated with open Exchange Contracts

| *Credit Quality of Unrealized Trading Assets (net of margin)* | December 31, 2003 | September 30, 2003 | June 30, 2003 | March 31, 2003 | December 31, 2002 |
|---|---|---|---|---|---|
| Commodity Exchanges | 8% | 8% | 6% | 7% | 3% |
| Investment Grade | 70% | 66% | 71% | 62% | 67% |
| Below Investment Grade | 22% | 26% | 23% | 31% | 30% |

| *Risk Adjusted Performance Indicators* | Three Months Ended December 31, 2003 | Three Months Ended December 31, 2002 | Years Ended December 31, 2003 | Years Ended December 31, 2002 |
|---|---|---|---|---|
| VaR at 95% (Dollars in millions) (1) | $ 4.4 | $ 6.5 | $ 6.5 | $ 6.2 |
| VaR at 99% (Dollars in millions) (2) | $ 6.3 | $ 9.2 | $ 9.2 | $ 8.7 |
| Risk Adjusted Return on Capital (RAROC) (3) | 38% | 32% | 23% | 27% |

(1) Average Daily Value-at-Risk for the period using a 95% confidence level
(2) Average Daily Value-at-Risk for the period using a 99% confidence level
(3) Average Daily Trading Margin/Average Daily VaR at 95% confidence level

# SEMPRA ENERGY
## Table F

*NET INCOME EXCLUDING UNUSUAL ITEMS (Unaudited)*

| (Dollars in millions, except per share amounts) | Three months ended December 31, 2003 | | Three months ended December 31, 2002 | | Years ended December 31, 2003 | | Years ended December 31, 2002 | |
|---|---|---|---|---|---|---|---|---|
| Sempra Energy Net Income Excluding Unusual Items | $ | 160 | $ | 147 | $ | 629 | $ | 563 |
| Favorable tax settlement at California Utilities and Parent | | 118 | | - | | 118 | | 25 |
| Adoption of FIN 46 at Resources | | 9 | | - | | 9 | | - |
| Adoption of FIN 46 for AEG at Parent & Other | | (26) | | - | | (26) | | - |
| Impairment of AEG assets | | (21) | | - | | (21) | | - |
| Sublease loss at SoCalGas and CA energy crisis litigation | | (6) | | (13) | | (49) | | (13) |
| Impairment of Frontier Energy assets | | - | | - | | (47) | | - |
| Intermediate-term power contracts at SDG&E | | - | | - | | 65 | | - |
| Cumulative effect of EITF 02-3 through December 31, 2002 | | - | | - | | (29) | | - |
| Extraordinary gain on Metals acquisition at Trading | | - | | 14 | | - | | 16 |
| Sempra Energy Reported GAAP Net Income | $ | 234 | $ | 148 | $ | 649 | $ | 591 |
| Diluted weighted-average outstanding shares (thousands) | | 227,214 | | 205,564 | | 214,482 | | 206,062 |
| Net income per share excluding unusual items | $ | 0.70 | $ | 0.72 | $ | 2.93 | $ | 2.73 |
| Reported GAAP net income per share | $ | 1.03 | $ | 0.72 | $ | 3.03 | $ | 2.87 |